Bonk, Inc.

18801 N Thompson Peak Pkwy Ste 380

Scottsdale, AZ 85255

April 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Robert Augustin

Re:	Bonk, Inc.
Registration Statement on Form S-3, File No. 333-295128

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Friday, May 1, 2026

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Bonk, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3, as amended (File No. 333-295128), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 p.m. Eastern Time on Friday, May 1, 2026, or as soon thereafter as possible.

Please contact our counsel, Soyoung Lee of Lucosky Brookman LLP at (917) 445-1199 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Ms. Lee by telephone when this request for acceleration has been granted.

Sincerely yours,

Bonk, Inc.

/s/ Jarrett Boon
Jarrett Boon
Chief Executive Officer